BullFrog AI Holdings, Inc.

325 Ellington Blvd, Unit 317

Gaithersburg, MD 20878

November 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Science

100 F Street, NE

Washington, D.C. 20549

Re:	BullFrog AI Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-290840)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BullFrog AI Holdings, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-290840), to 4:00 p.m., Eastern Time, on November 25, 2025, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Peter Jaslow of Ballard Spahr LLP at (856) 761-3447.

Very truly yours,

BullFrog AI Holdings, Inc.

By:	/s/ Josh Blacher
Name:	Josh Blacher
Title:	Chief Financial Officer